MARK KARPE

Assistant Vice President, Counsel

Office: (949) 219-3224

Fax: (949) 219-3706

E-mail: Mark.Karpe@PacificLife.com

April 3, 2024

VIA EDGAR

Michael A. Rosenberg, Esq.

Attorney-Adviser

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

RE:	Pacific Select Fund

File Nos. 033-13954 and 811-05141

Dear Mr. Rosenberg:

This letter is being provided in response to comments received from the U.S. Securities and Exchange Commission (“SEC” or the “Commission”) staff (“Staff”) on February 23, 2024, concerning post-effective amendment No. 166 to the registration statement of Pacific Select Fund (“Registrant”) on Form N-1A (including the Prospectuses (“Prospectus”), Statement of Additional Information (“SAI”) and Part C), which was filed with the Commission on January 19, 2024 pursuant to Rule 485(a) under the Securities Act of 1933 on behalf of each series of Registrant (each a “Fund” and together the “Funds”).

Revisions discussed below will be applied globally to applicable Funds. This letter is being provided at least 10 days prior to the effectiveness of the post-effective amendment.

Set forth in the numbered paragraphs below are the Staff’s comments (in italics) followed by Registrant’s responses.

General Comment

1.	Comment: Purchase and Sale of Fund Shares, Tax Information, and Payments to Broker-Dealers and Other Financial Intermediaries: Pursuant to the General Instructions C.3.(c)(iii) to Form N-1A, please replace the current disclosure to read as follows: “For important information about the [purchase and sale of funds shares], [tax information], and [financial intermediary compensation], please turn to [identify section heading and page number of prospectus]”.

Pacific Select Fund – Response Letter

April 3, 2024

Response: The disclosure will be revised accordingly.

Specific Fund Comments (applied globally where applicable)

Diversified Bond Portfolio

2.	Comment: Principal Investment Strategy – Strategy Allocation: Please disclose the neutral allocation and allocation ranges between the two strategies of the Fund. In addition, describe in greater detail the factors that PLFA considers when allocating among the two strategies, including what would cause the two strategies to be overweight or underweight.

Response: The disclosure will be amended accordingly to expand on the factors that the Investment Adviser will consider when allocating assets between the two strategies, and other factors that would cause the weighting to change (e.g., market conditions). While the Investment Adviser currently has no plans to change allocation between the two strategies beyond a general neutral allocation split, Registrant respectfully declines to add disclosure reflecting a specific range of potential allocation or weights between the two strategies as the Investment Adviser, consistent with its investment discretion and fiduciary duty, does not want to be constrained by such limitations.

3.	Comment: Principal Investment Strategy – Credit Cycle: The Core Plus Full Discretion portion of the Fund notes it will invest opportunistically based upon a process that includes a credit cycle perspective – please disclose how the Fund is defining “credit cycle.”

Response: The disclosure will be amended accordingly.

4.	Comment: Principal Investment Strategy – Contingent Convertible Securities: The Statement of Additional Information notes that the Core Plus Full Discretion managed portion of the Fund may utilize contingent convertible securities or “CoCos.” If CoCos are a principal investment or expected to be a principal type of investment, please have the Fund provide a description of these securities in the summary prospectus and provide appropriate principal risk disclosure.

Response: Registrant confirms that CoCos currently are not and are not expected to be a principal type of investment for the Fund.

5.	Comment: Principal Investment Strategy/Risk – Foreign Currency: The Core Plus Full Discretion managed portion of the Fund states that it may invest up to 30% of its assets in foreign securities and up to 20% of its assets may be in foreign currency-denominated securities. Please clarify if the 20% in foreign currency-denominated is included within the 30% allocation in foreign securities. In addition, please describe the principal risks of investing in foreign currency-denominated securities in the risk factors.

Response: The disclosure will be amended accordingly. The principal risk disclosure for this Fund in Post-Effective Amendment No. 166 included Currency Risk, which describes the principal risks of investing in foreign currency-denominated securities.

Pacific Select Fund – Response Letter

April 3, 2024

6.	Comment: Principal Investment Strategy – Reasonable Range of Volatility: The Core Plus Relative Return managed portion of the Fund discloses risk management with a goal of managing volatility within a “reasonable range” of benchmark volatility. Please add disclosure explaining what is meant by “reasonable range.”

Response: The disclosure will be amended accordingly.

Dividend Growth Portfolio

7.	Comment: Rule 35d-1 – Names Test: The Staff believes that the term “Dividend” in this Fund’s name suggests a type of investment and, in accordance with Rule 35d-1 under the Investment Company Act of 1940 (“Names Rule”), requires an 80% policy with respect to investments in dividend paying securities. Please revise accordingly.

Response: The term “dividend growth” refers to the Fund’s investment objective of seeking “dividend income and long-term capital appreciation” and not to a type of investment. As noted in the Names Rule adopting release for Rule 35d-1 in 2001 (the Investment Company Names Rule), Rule 35d-1 does not apply to fund names that describe a fund’s investment objective, strategy, or policy. Accordingly, the Fund is not currently required to adopt an 80% policy to comply with Rule 35d-1. Registrant will evaluate whether to add an 80% policy as suggested by the comment in advance of the December 10, 2025 compliance date for the recently adopted amendments to Rule 35d-1.

Mid-Cap Equity Portfolio

8.	Comment: Principal Investment Strategies – Swap Agreements: As total return swap agreements are disclosed as the primary investment utilized by the Fund to achieve its investment goal, please provide a brief definition of these total return swaps, including among other things with whom the Fund will enter into swap agreements (e.g., ‘financial institutions’) and the general terms of these swap agreements (e.g., six-month terms).

Response: The disclosure will be revised accordingly.

9.	Comment: Risk – Swap Agreements: As total return swap agreements are disclosed as the primary derivative employed by the Fund to achieve its investment goal, please elaborate on the main risks associated with swap agreements.

Response: The disclosure will be revised accordingly.

Technology Portfolio

10.	Comment: Principal Investment Strategies – Technology Companies: The definition of “technology or technology-related companies” appears overbroad as almost every company can benefit significantly from technological advances and improvements. Please disclose the criteria used by the sub-adviser to confirm that the issuers in which the Fund invests are economically tied to technology (such as at-least 50% revenue test, or that are contained within a technology index, or that are categorized under a technology sector/industry code by a third-party source).

Pacific Select Fund – Response Letter

April 3, 2024

Response: The disclosure will be revised accordingly.

11.	Comment: Risk – Industry Concentration: Please disclose what are the “related industries” in the Industry Concentration Risk or remove that term from this risk.

Response: In the first sentence of the Industry Concentration Risk the phrase “related industries” will be deleted and replaced with “group of industries” and in the second sentence the phrase “related industries” will be deleted.

If you have any questions or further comments, please contact me at (949) 219-3224.

Sincerely,

/s/ Mark Karpe

Mark Karpe

cc:	Audrey L. Cheng, Esq., Pacific Life Fund Advisors LLC

Laurene MacElwee, Pacific Life Fund Advisors LLC

Anthony H. Zacharski, Esq., Dechert LLP

Rachael Schwartz, Esq., Sullivan & Worcester LLP